UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Exit Filing)*

Under the Securities Exchange Act of 1934

ENERGY TRANSFER LP

(Name of Issuer)

Common Units

(Title of Class of Securities)

29273V100

(CUSIP Number)

December 2, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	29273V100

1	Names of Reporting Persons CenterPoint Energy, Inc.
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒
3	Sec Use Only
4	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 200,999,768 Common Units[1]
	6	Shared Voting Power 0
	7	Sole Dispositive Power 200,999,768 Common Units
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 200,999,768 Common Units
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 6.5%[2]
12	Type of Reporting Person (See Instructions) HC; CO

[1]

On December 2, 2021, the event date which required the filing of this Schedule 13G, the Reporting Persons beneficially owned 200,999,768 of the Issuer’s Common Units. As of the date this Schedule 13G was filed, the Reporting Persons no longer beneficially owned more than 5% of the Issuer’s Common Units. For additional information, please see Item 5 of this Schedule 13G.

[2]

In computing the percentage ownership, the Reporting Person has assumed that there are 3,081,577,246 common units outstanding as set forth on the Issuer’s Registration Statement on Form S-3 filed with the Securities and Exchange Commission on December 6, 2021.

CUSIP No.	29273V100

1	Names of Reporting Persons CenterPoint Energy Midstream, Inc.[3]
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒
3	Sec Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 200,999,768 Common Units[4]
	6	Shared Voting Power 0
	7	Sole Dispositive Power 200,999,768 Common Units
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 200,999,768 Common Units
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 6.5%[5]
12	Type of Reporting Person (See Instructions) CO

[3]

CenterPoint Energy Midstream, Inc., a Delaware corporation, is a wholly owned subsidiary of CenterPoint Energy, Inc., a Texas corporation, and CenterPoint Energy, Inc. controls CenterPoint Energy Midstream, Inc.

[4]

On December 2, 2021, the event date which required the filing of this Schedule 13G, the Reporting Persons beneficially owned 200,999,768 of the Issuer’s Common Units. As of the date this Schedule 13G was filed, the Reporting Persons no longer beneficially owned more than 5% of the Issuer’s Common Units. For additional information, please see Item 5 of this Schedule 13G.

[5]

In computing the percentage ownership, the Reporting Person has assumed that there are 3,081,577,246 common units outstanding as set forth on the Issuer’s Registration Statement on Form S-3 filed with the Securities and Exchange Commission on December 6, 2021.

On December 2, 2021, the event date which required the filing of this Schedule 13G, the Reporting Persons beneficially owned more than 5% of the Issuer’s Common Units. On December 8, 2021, the Reporting Persons no longer beneficially owned more than 5% of the Issuer’s Common Units. Accordingly, this Schedule 13G constitutes an exit filing for the Reporting Persons. For additional information, please see Item 5 of this Schedule 13G.

Item 1.

(a)	Name of Issuer:

Energy Transfer LP (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

8111 Westchester Drive, Suite 600, Dallas Texas 75225.

Item 2.

(a)	Name of Person Filing:

This Schedule 13G is jointly filed pursuant to a Joint Filing Statement attached hereto as Exhibit 99.1 by and between (i) CenterPoint Energy, Inc., a Texas corporation (“CenterPoint”), and (ii) CenterPoint Energy Midstream, Inc., a Delaware corporation (“CNP Midstream”) (together with CenterPoint, the “Reporting Persons”). CenterPoint is a publicly traded Texas corporation and is the sole stockholder of, and owns all of the equity interests in, CNP Midstream.

(b)	Address of Principal Business Office or, if None, Residence:

The business address of the Reporting Persons is 1111 Louisiana, Houston, Texas 77002.

(c)	Citizenship:

CenterPoint is a Texas corporation. CNP Midstream is a Delaware corporation and wholly owned subsidiary of CenterPoint.

(d)	Title and Class of Securities:

Common Units (the “Common Units”).

(e)	CUSIP No.:

29273V100

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[_] Broker or dealer registered under Section 15 of the Act;

(b)	[_] Bank as defined in Section 3(a)(6) of the Act;

(c)	[_] Insurance company as defined in Section 3(a)(19) of the Act;

(d)	[_] Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	[_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	[_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	[_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	[_] A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	[_] Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:____

Item 4.	Ownership[6]

(a)	Amount Beneficially Owned: 200,999,768 Common Units

(b)	Percent of Class: 6.5%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 200,999,768 Common Units

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 200,999,768 Common Units

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than 5 percent of the class of securities, check the following box ☒.

On December 2, 2021, the event date which required the filing of this Schedule 13G, the Reporting Persons beneficially owned more than 5% of the Issuer’s Common Units.

On December 8, 2021, pursuant to a Forward Sale Agreement dated September 21, 2021 between CNP Midstream and an investment banking financial institution (“Dealer”), CNP Midstream delivered to Dealer 50,000,000 Common Units of the Issuer that were received by CNP Midstream as consideration in the merger between the Issuer and Enable Midstream Partners, LP, in exchange for the proceeds of the forward sale transaction.

[6]

On December 2, 2021, the event date which required the filing of this Schedule 13G, the Reporting Persons beneficially owned 200,999,768 of the Issuer’s Common Units. As of the date this Schedule 13G was filed, the Reporting Persons no longer beneficially owned more than 5% of the Issuer’s Common Units. For additional information, please see Item 5 of this Schedule 13G.

On December 10, 2021, CNP Midstream sold 100,000,000 Common Units of the Issuer in an underwritten offering, as described in the prospectus filed by the Issuer with the SEC on December 9, 2021 pursuant to Rule 424(b)(7) under the Securities Act of 1933, as amended. CNP Midstream was listed as the “Selling Unitholder” in that prospectus.

As a result of these transactions, the Reporting Persons beneficially owned 1.6% of the Issuer’s Common Units as of the date of this filing. Accordingly, this Schedule 13G constitutes an exit filing for the Reporting Persons.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

This Item 6 is not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

See Exhibit 99.2.

Item 8.	Identification and classification of members of the group.

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group.

This Item 9 is not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 10, 2021

CENTERPOINT ENERGY, INC.		CENTERPOINT ENERGY MIDSTREAM, INC.

By:	/s/ Monica Karuturi	By:	/s/ Monica Karuturi
Name:	Monica Karuturi	Name:	Monica Karuturi
Title:	Senior Vice President and General Counsel	Title:	Senior Vice President and General Counsel

Signature Page to Schedule 13G